

May 6, 2022

David P. Poroch
Executive Vice President, Chief Financial Officer, and Treasurer
Southern Company Gas
Ten Peachtree Place, N.E.
Atlanta, Georgia 30309

> **Re: Southern Company Gas**
> **Registration Statement on Form S-3**
> **Filed April 29, 2022**
> **File No. 333-264573**

Dear Mr. Poroch:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Michael Purcell, Staff Attorney, at (202)-551-5351 with any questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation

cc: Paul Davis Fancher